VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Washington DC 20549

Attention: William Mastrianna, Esq.

Re: Letter dated June 23, 2016 from Mr. Larry Spirgel, Assistant Director

Wearable Health Solutions, Inc., a Nevada corporation (the “Company”)

Amendment No.3 to Registration Statement on Form S-1

Filed June 15, 2016

File No. 333-210769

Dear Mr. Mastrianna:

We are in receipt of your letter, dated June 23, 2016 (the “SEC Comment Letter”), with respect to the above-referenced filings of the Company with the Securities and Exchange Commission (the “SEC”). We have reviewed the comments of the SEC Staff in the SEC Comment Letter and offer the responses set out below. In addition, contemporaneous with the transmission of this letter, the Company is filing Amendment No. 4 to its Registration Statement on Form S-1. Amendment No. 4 revises and supplements the disclosures made in the Original Filing and Amendments No.1, No. 2 and No. 3 based on the comments set forth in the SEC Comment Letter.

To aid the Staff’s review of this information, we have included the Staff’s comments in the SEC Comment Letter in italics and the Company’s responses in standard print, and have referenced all of our responses to the numbering in the SEC Comment Letter.

Description of Securities To Be Registered, page 37

Preferred Stock, page 37

1. We note your response to comment 3. Please disclose whether the current holders of Series C and D preferred stock have waived the beneficial ownership restrictions.

Response No.1

The holders of Series C and Series D stock have not waived the beneficial ownership restrictions. Please see page 39.

2. We note the June 14, 2016 sale of a unit which consisted of 25,000 shares of Series D preferred stock and a warrant to purchase 25,000 shares of common stock. Please update your beneficial ownership table, and related disclosures, to reflect this transaction. For example: your current disclosure states that the Series D preferred shares can be converted at a 1:10 ratio while your disclosure in the Form 8-K filed June 15, 2016 states the conversion ratio is 1:100.

Response No. 2

As requested, the beneficial ownership table and related disclosures have been updated to reflect the recent sale of a unit. Please see page(s) 11, 16, 34-35, 39, and 43. With respect to the conversion ratio of Series D preferred stock, the correct ratio is 1:100 and the disclosures have been revised in Amendment No. 4 to reflect the correct ratio. Please see page(s) 16, 39, and 43. We have filed a Certificate of Amendment to the Series D Certificate of Designation, which has been filed as Exhibit 3.5 to the amended Registration Statement, to rectify this discrepancy which stemmed from an administrative error.

* * *

Please also be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the preceding information is responsive to the Staff’s comments contained in SEC Comment Letter. Please call me or write to me should you or your staff have any questions or comments regarding this response. My email address is ronnie@wearablehealthsolutions.com and my direct telephone number is (877) 498-2929.

Respectfully submitted,

WEARABLE HEALTH SOLUTIONS, INC.

/s/ Ronald Adams
Ronald Adams
CEO